

November 30, 2011

<u>Via E-mail</u>
Mr. Richard Palmer
President and Chief Executive Officer
Global Clean Energy Holdings, Inc.
100 W. Broadway, Suite 650
Long Beach California 90802

> **Re: Global Clean Energy Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Response dated October 3, 2011**
> **File No. 000-12627**

Dear Mr. Palmer:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

1. We reissue comment five of our letter dated September 21, 2011. We note that despite re-filing Exhibit 10.19 with the Form 10-Q filed on November 14, 2011 it still appears to be missing all of its exhibits. We also continue to note that Exhibit 10.18 appears to be missing Exhibits D and E and Exhibit 10.1 to the Form 10-Q filed on May 20, 2009 appears to be missing Appendixes II and III. Please confirm that you will file these exhibits in their entirety with your next periodic report.

2. We reissue comment six of our letter dated September 21, 2011. We note that all or portions of Exhibits 10.17, and 10.18 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of

Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please confirm that you will file these exhibits in the proper format with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shaz Niazi at (202) 551-3121 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director